P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

August 15, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Series Trust (the “Registrant”)

    (File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Registrant, Post-Effective Amendment No. 125 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act of 1933 (the “Securities Act”), as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. The Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing pursuant to Rule 485 (a)(2). No fees are required in connection with this filing.

The Amendment is being filed to register Initial and Service Class shares of two new series to the Registrant designated as Transamerica BlackRock Global Allocation Managed Risk – Balanced VP and Transamerica BlackRock Global Allocation Managed Risk – Growth VP.

Should you have any questions or comments regarding this filing, please contact the undersigned at 720-493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Associate General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.